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                         August 6, 2021

       John Zavoli
       General Counsel
       Hyzon Motors Inc.
       475 Quaker Meeting House Road
       Honeoye Falls, New York 14472

                                                        Re: Hyzon Motors Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on July 30,
2021
                                                            File No. 333-258340

       Dear Mr. Zavoli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at (202) 551-3709 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing